04024720

GRASIM

ADITYA BIRLA GROUP

RECEIVED
2004 APR 29 A 9:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

March 31, 2004

82-3322

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street,
Washington DC 20459, USA

By Air Mail

SUPPL

Dear Sir,

Sub: Allotment of 1,548 Shares out of Share Capital Suspense

1. Please note that pursuant to the Scheme of Arrangement for Demerger of Cement Business of Indian Rayon And Industries Ltd. (IRIL) with the Company, 3 (three) Shares of the Company were allotted against every 10 (ten) Shares of IRIL held by the Shareholders of IRIL as on July 30, 1999, being record date fixed by IRIL for the said purpose.

2. Out of the Shares allotted pursuant to the aforesaid Scheme of Arrangement, 19,800 shares could not be allotted on that date and were kept in abeyance u/s 206 A of the Companies Act, 1956 in Share Capital Suspense Account as the title of the eligible Shareholders of IRIL was not clear at that time. IRIL has now advised the Company that 1,548 Shares of the Company are required to be allotted to 11 (eleven) Shareholders of IRIL as their title has been cleared by the Hon'ble Special Court.

3. Accordingly, please note that out of the aforesaid 19,800 Shares kept in abeyance u/s 206 A of the Companies Act, 1956/ in Share Capital Suspense Account, 1,548 fully paid up equity shares of Rs.10/- each have been allotted by the Company today (March 31, 2004). The said Shares shall rank pari passu with the existing equity shares of the Company.

This is for your information.

Thanking you,

Yours faithfully,

(signature)

Ashok Malu
Company Secretary

PROCESSED
MAY 04 2004
THOMSON FINANCIAL